GRUPO CARSO, S.A. DE C.V.

RECEIVED

2005 AUG 30 P 4:15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

August 25, 2005.

Securities and Exchange Comission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

[redacted]

05010817

Reference: Grupo Carso, S.A. de C.V.
File Number: 82-3175

Attached, please find the English version of the information of Grupo Carso, S.A. de C.V., related to sale of convertible bonds in Mexichem, S.A. de C.V. stocks, that was sent to the Bolsa Mexicana de Valores, S.A. de C.V. on August 24, 2005:

Grupo Carso, S.A. de C.V. in its capacity of holder of debentures has concluded negotiations with Mexichem, S.A. de C.V. (in the past, Grupo Industrial Camesa, S.A. de C.V.) enabling the latter to carry out an anticipated amortization of the registered convertible bonds in stocks that, if converted, shall account for 12% of the capital stock subscribed and paid of Mexichem, S.A. de C.V., at a price of $913,082,861.00.

The maturity date on the bonds was June 4, 2011 and their anticipated amortization writes-off the holder of debenture's option to acquire such stocks.

PROCESSED

AUG 30 2005

THOMSON FINANCIAL

Sincerely.

Quintín Humberto Botas Hernández
Attorney in fact

Alejandro Archundia Becerra
Attorney in fact

dlw 8/30

Mexico, D.F., August 23, 2005.

Subject: Sale of convertible bonds in Mexichem, S.A. de C.V. stocks

Grupo Carso, S.A. de C.V. in its capacity of holder of debentures has concluded negotiations with Mexichem, S.A. de C.V. (in the past, Grupo Industrial Camesa, S.A. de C.V.) enabling the latter to carry out an anticipated amortization of the registered convertible bonds in stocks that, if converted, shall account for 12% of the capital stock subscribed and paid of Mexichem, S.A. de C.V., at a price of $913,082,861.00.

The maturity date on the bonds was June 4, 2011 and their anticipated amortization writes-off the holder of debenture's option to acquire such stocks.